UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2

GOLD CREST MINES, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

38058A108

(CUSIP Number)

June 16, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38058A108

1.	Names of Reporting Persons Cougar Gold LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,666,667

	6.	Shared Voting Power 0

	7.	Sole Dispositive Voting Power 5,666,667

	8.	Shared Dispositive Voting Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,666,667

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.77%(1)

12.	Type of Reporting Person (See Instructions) OO

(1)

Based on the 82,752,995 shares of Common Stock of the Issuer outstanding as of August 7, 2008, as represented by the Issuer in its Form 10-Q for the period ended June 30, 2008, adjusted by the 1,000,000 shares issued to Cougar Gold on August 22, 2008 and September 9, 2008.

CUSIP No. 38058A108

1.	Names of Reporting Persons Electrum Gold LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,666,667(1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Voting Power 5,666,667(1)

	8.	Shared Dispositive Voting Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,666,667(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.77%(2)

12.	Type of Reporting Person (See Instructions) OO

(1)

Includes 5,666,667 shares of Common Stock of the Issuer held by Cougar Gold LLC that are or may be deemed to be beneficially owned by Electrum Gold LLC. Cougar Gold LLC is a wholly-owned subsidiary of Electrum Gold LLC.

(2)

Based on the 82,752,995 shares of Common Stock of the Issuer outstanding as of August 7, 2008, as represented by the Issuer in its Form 10-Q for the period ended June 30, 2008, adjusted by the 1,000,000 shares issued to Cougar Gold on August 22, 2008 and September 9, 2008.

CUSIP No. 38058A108

1.	Names of Reporting Persons Electrum Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,666,667(1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Voting Power 5,666,667(1)

	8.	Shared Dispositive Voting Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,666,667(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.77%(2)

12.	Type of Reporting Person (See Instructions) CO

(1)

Includes 5,666,667 shares of Common Stock of the Issuer held by Cougar Gold LLC that are or may be deemed to be beneficially owned by Electrum Ltd.  Cougar Gold LLC is an indirect wholly-owned subsidiary of Electrum Ltd

(2)

Based on the 82,752,995 shares of Common Stock of the Issuer outstanding as of August 7, 2008, as represented by the Issuer in its Form 10-Q for the period ended June 30, 2008, adjusted by the 1,000,000 shares issued to Cougar Gold on August 22, 2008 and September 9, 2008.

CUSIP No. 38058A108

Item 1.
	(a)	Name of Issuer: Gold Crest Mines Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 10807 E. Montgomery Drive, Suite #1, Spokane Valley, Washington 99206

Item 2.
(a)

Name of Person Filing:

This schedule is being filed by (i) Cougar Gold LLC, a Delaware limited liability company (“Cougar Gold”) by virtue of its direct beneficial ownership of Common Stock (as defined below); (ii) Electrum Gold LLC, a Delaware limited liability company (“Electrum Gold”), by virtue of its direct ownership of Cougar Gold; and (iii) Electrum Ltd., a Bermuda corporation (“Electrum”), by virtue of its direct ownership of Electrum Gold and its indirect ownership of Cougar Gold.  Cougar Gold is the record owner of the Common Stock.  Electrum Gold and Electrum, may be deemed to share voting and dispositive power with respect to the shares owned by Cougar Gold.

(b)

Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Cougar Gold is 1700 Lincoln Street, Suite 2600, Denver CO 80203.  The address of the principal business office of Electrum Gold is 1700 Lincoln Street, Suite 2600, Denver, CO 80203.  The address of the principal business office of Electrum is 65 Front Street, Hamilton HM 12, Bermuda.

	(c)	Citizenship: Cougar Gold LLC - Delaware Electrum Gold LLC – Delaware Electrum Ltd. - Bermuda
	(d)	Title of Class of Securities: Common Stock, par value $0.001 par value (the “Common Stock”)
	(e)	CUSIP No.: 38058A108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 38058A108

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

As of the date hereof, Cougar Gold is the direct beneficial owner of 5,666,667 shares of Common Stock of the Issuer.  As a result of their ownership and control of Cougar Gold, Electrum and Electrum Gold may be deemed to be the indirect beneficial owner of all of the 5,666,667 shares of Common Stock beneficially owned directly by Cougar Gold.

(b)

Percent of class:

The 5,666,667 shares of Common Stock of the Issuer beneficially owned directly by Cougar Gold, and that are or may be deemed beneficially owned indirectly by Electrum or Electrum Gold, represent approximately 6.77% of the shares of outstanding Common Stock of the Issuer (based on the 82,752,995 shares of Common Stock of the Issuer outstanding as of August 7, 2008, as represented by the Issuer in its 10-Q for the period ended June 30, 2008, adjusted by the 1,000,000 shares issued to Cougar Gold on August 22, 2008 and September 9, 2008).

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 5,666,667
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 5,666,667
(iv) Shared power to dispose of or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A

Item 8.	Identification and Classification of Members of the Group.
N/A

Item 9.	Notice of Dissolution of Group.
N/A

CUSIP No. 38058A108

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2008	COUGAR GOLD LLC

	By:	/s/ Jan N. Steiert
	Name:	Jan N. Steiert
	Title:	Vice President

Dated: November 19, 2008	ELECTRUM GOLD LLC

	By:	/s/ Jan N. Steiert
	Name:	Jan N. Steiert
	Title:	Vice President

Dated: November 19, 2008	ELECTRUM LTD.

	By:	/s/ Garth B. Jensen
	Name:	Garth B. Jensen
	Title:	Attorney-in-fact

EXHIBIT 1

SCHEDULE 13G JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13G to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Dated: November 19, 2008	COUGAR GOLD LLC

	By:	/s/ Jan N. Steiert
	Name:	Jan N. Steiert
	Title:	Vice President

Dated: November 19, 2008	ELECTRUM GOLD LLC

	By:	/s/ Jan N. Steiert
	Name:	Jan N. Steiert
	Title:	Vice President

Dated: November 19, 2008	ELECTRUM LTD.

	By:	/s/ Garth B. Jensen
	Name:	Garth B. Jensen
	Title:	Attorney-in-fact

EXHIBIT 2

POWER OF ATTORNEY

Electrum, Ltd., a company incorporated under the islands of Bermuda  and having its registered office at 65 Front Street,  Hamilton HM 12, Bermuda (the “Principal”) HEREBY CONSTITUTES AND APPOINTS each of Garth B. Jensen and Stephanie A. Hunter of Holme Roberts & Owen LLP, 1700 Lincoln Street, Suite 4100, signing singly, to be the Principal’s true and lawful attorney-in-fact (“Attorney-in-Fact”) singing singly, in the Principal’s name and on the Principal’s behalf to act for the Principal to:

(1)                                 execute for and on behalf of the undersigned (i) any Schedule 13G and 13D (including any amendments thereto) which may be required to be filed in accordance with Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder (the “Exchange Act”), and (ii) a Form ID (including any amendments thereto) and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the United States Securities and Exchange Commission (the “SEC”) of reports, with respect to the undersigned’s beneficial ownership of and transactions in reportable securities;

(2)                                 do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Schedule 13G or 13D or Form ID and timely file such forms with the SEC; and

(3)                                 take any other action of any type whatsoever in connection with the foregoing that, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, any of the undersigned’s responsibilities to comply with Section 13 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file schedules or reports under Section 13 of the Exchange Act, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 11th day of October, 2008.

/s/ Pearline McIntosh
Name: Pearline McIntosh
Title: President

/s/ Elaine Colmet
Name: Elaine Colmet
Title: Secretary